Exhibit 21.1

Maui Land & Pineapple Company, Inc.—Subsidiaries

As of December 31, 2019

Name	State of Incorporation	Percentage of Ownership
Maui Pineapple Company, Ltd.	Hawaii	100
Kapalua Land Company, Ltd.	Hawaii	100
Kapalua Realty Company, Ltd.	Hawaii	100
Kapalua Advertising Company, Ltd.	Hawaii	100
Kapalua Water Company, Ltd.	Hawaii	100
Kapalua Waste Treatment Company, Ltd.	Hawaii	100
Kapalua Bay Holdings, LLC	Delaware	51
Kapalua Bay, LLC	Delaware	100